Mail Stop 3561

June 19, 2007

Kenneth A. McCullum
Senior Vice President & Actuary
Hartford Life Insurance Company
200 Hopmeadow Street
Simsbury, Connecticut 06089

Re: Hartford Life Global Funding Trust 2006-061
**   Amendment No. 1 to Form 10-K for the fiscal year ended June 15, 2006**
**   Filed May 8, 2007**
**   File No. 333-130089-24**

Dear Mr. McCullum,

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Max A. Webb
                                        Assistant Director